UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed Under Section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

Duke Energy International Guatemala y Cia., SCA

Generadora La Laguna, Ltda.

Duke Energy International Transmision Guatemala Ltda.

(Name of foreign utility companies)

Duke Energy Corporation

(Name of filing company, if filed on behalf

of a foreign utility company)

Duke Energy Corporation, a North Carolina corporation (“Duke Energy”), acting on behalf of Duke Energy International Guatemala y Cia., SCA (“DEIGC”), Generadora La Laguna, Ltda. (“GLL”) and Duke Energy International Transmision Guatemala Ltda. (“DEITG”), and collectively referred to with DEIGC and GLL, the “Foreign Utility Companies”), herewith files with the Securities and Exchange Commission (the “Commission”) this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the “Act”) for the Foreign Utility Companies.

Item 1

Description of the Foreign Utility Companies

DEIGC owns and operates an approximately 235 MW electric generation facility located in Guatemala (“DEIGC Facility”). The DEIGC Facility is comprised of (a) the approximately 150 MW Arizona Plant that includes (i) 10 generating units (all diesel engines) fueled by emulsified bitumen, heavy fuel oil, diesel, and other petroleum derivatives, and (ii) related electric interconnection facilities, fuel handling equipment and other property and equipment necessary to operate the facility and (b) the approximately 85 MW Las Palmas Plant that includes (i) 6 generating units (5 diesel engines and 1 gas turbine) fueled by emulsified bitumen, heavy fuel oil, diesel and other petroleum derivatives, and (ii) related electric interconnection facilities, fuel handling equipment and other property and equipment necessary to operate the facility. DEIGC also currently leases from GLL, and operates, the La Laguna Plant (described below) owned by GLL. DEIGC sells the energy and capacity generated from the DEIGC Facility and the La Laguna Plant to its customers, most of which are located in Guatemala (some sales are made to customers located in other Central American countries).

GLL owns an approximately 60 MW electric generation facility located in Guatemala (“La Laguna Plant”). The La Laguna Plant is comprised of (i) 4 generating units (3 gas turbines and 1 steam boiler) fueled by heavy fuel oil, diesel and other petroleum derivatives, and (ii) related electric interconnection facilities, fuel handling equipment and other property and equipment necessary to operate the plant. GLL is currently in the business of owning and leasing the La Laguna Plant to DEIGC; GLL does not currently sell the power from the plant. Pursuant to a lease, DEICG operates and controls the La Laguna Plant and sells the energy and capacity generated therefrom to its customers. However, the lease may be terminated in the near future, and in such case, GLL will operate and control the La Laguna Plant and sell the energy and capacity therefrom to its own customers all of which will be located in Guatemala and/or other Central American countries.

DEITG owns and operates a 230 kV electric transmission line, 20 miles in length, and related equipment including substations, transformers, breakers, meters, and switchyards (“DEITG Transmission Facilities”) located in Guatemala. The DEITG Transmission Facilities interconnect with the Arizona Plant interconnection facilities (owned by DEIGC) and the electric transmission facilities owned by Empresa de Transporte y Control de Energia Electrica del Instituto Nacional de Electrificacion (“INDE”), which is a transmission company owned by the Guatemalan government. DEITG provides electric transmission service to DEIGC by transmitting power delivered by DEIGC at the DEITG Transmission Facilities’ interconnection point with the Arizona Plant over the DEITG Transmission Facilities to their interconnection point with INDE’s facilities. In addition, DEITG transmits power over the DEITG Transmission Facilities for DEIGC that DEIGC purchases for its own consumption at the Arizona Plant. DEITG also transmits power over the DEITG Transmission Facilities for its other customers. However, DEITG does not take title to, or sell, any of the power transmitted over its DEITG Transmission Facilities; it is only a transmission service provider.

None of the Foreign Utility Companies derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States. Moreover, none of the Foreign Utility Companies, nor any of its subsidiary companies to the extent it may have any, is a public utility company operating in the United States.

Ownership of the Foreign Utility Companies

Duke Energy International Guatemala Holdings No. 1, Ltd., a Bermuda company (“DEIGH No. 1”) directly or indirectly owns 100% of DEITG. DEIGH No. 1 directly owns 1% of the voting and equity securities in DEITG. DEIGH No. 1 also directly owns 99% of the voting and equity securities of Duke Energy International Guatemala Ltda., a Guatemalan company (“DEIG”), which in turn directly owns 99% of the voting and equity securities of DEITG. DEIGH No. 1 directly owns 100% of Duke Energy International Guatemala Holdings No. 2, Ltd., a Bermuda company (“DEIGH No. 2”), which directly owns 1% of the voting and equity securities of DEIG.

DEIGH No. 1 directly owns 99.88% of the Class B voting shares in DEIGC, constituting 98.91% of the total voting shares in DEIGC. DEIG (described above) directly owns 100% of the Class A voting shares in DEIGC, constituting 0.97% of the total voting shares in DEIGC.(1)

DEIGC directly owns 99.992% of the voting and equity securities of GLL. DEIG (described above) directly owns 0.008 % of the voting and equity securities of GLL.

DEIGH No. 1 is an indirect, wholly-owned subsidiary of Duke Energy. Duke Energy International Latin America, Ltd., a Bermuda company (“DEILA”) directly owns 100% of DEIGH No. 1. Duke Energy Group, LLC, a Delaware limited liability company (“DEG”) owns 90.8% of the voting equity securities of DEILA. DEG is a direct, wholly-owned subsidiary of Duke Energy Group Holdings, LLC, which is a direct, wholly-owned subsidiary of Duke Energy International, LLC (“DEI”). DEI, in turn, is a direct, wholly-owned subsidiary of Duke Energy Americas, LLC (“DEA”). DEA is a direct, wholly-owned subsidiary of Duke Capital LLC (“Duke Capital”), which is a direct, wholly-owned subsidiary of Duke Energy. Texas Eastern (Bermuda) Ltd. (“TEB”) owns the remaining 9.2% voting equity securities in DEILA. TEB is a direct, wholly-owned subsidiary of DEG.

Business Addresses of the Foreign Utility Companies

The business addresses of each of the Foreign Utility Companies is as follow:

Duke Energy International Guatemala y Cia., SCA

5ta. Avenida, No. 5-55, Zona 14

Europlaza World Business Center

Torre I, Nivel 6, Oficina 601

Guatemala, Guatemala 01014

Generadora La Laguna, Ltda.

5ta. Avenida, No. 5-55, Zona 14

Europlaza World Business Center

Torre I, Nivel 6, Oficina 601

Guatemala, Guatemala 01014

Duke Energy International Transmision Guatemala Ltda.

5ta. Avenida, No. 5-55, Zona 14

Europlaza World Business Center

Torre I, Nivel 6, Oficina 601

Guatemala, Guatemala 01014

_________________________

(1) The remaining 0.12% of the Class B voting shares in DEIGC are owned by certain individuals.

ITEM 2

Duke Energy is a domestic associate public-utility company of each of the Foreign Utility Companies, with Duke Energy being the indirect parent company of each. Duke Energy’s relationship to each of the Foreign Utility Companies is its indirect ownership interests in the Foreign Utility Companies as described above.

EXHIBIT A

Incorporated by reference are the following state certifications required under Section 33(a)(2) of the Act:

(1)	North Carolina Utilities Commission certification letter dated June 23, 1997 (filed by Duke Energy with the Commission as an exhibit to a Form U-57 dated July 15, 1998, ).
(2)	The Public Service Commission of South Carolina certification letter dated June 5, 1997 (filed by Duke Energy with the Commission as an exhibit to a Form U-57 dated July 15, 1998).

SIGNATURE

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

DUKE ENERGY CORPORATION
By: /s/ Brent C. Bailey
Brent C. Bailey
Vice President

Date: July 22, 2005

Name, title and address of officer whom notices and correspondence concerning this statement should be addressed:

Robert T. Lucas III

Assistant Secretary and Associate General Counsel

Duke Energy Corporation PB05E

422 South Church Street

Charlotte, North Carolina 28202-1904